UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                        Vitro Diagnostics, Inc. ("VODG")
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    928501303
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                                 (CUSIP Number)

                             David J. Babiarz, Esq.
                       Overton, Babiarz & Associates, P.C.
                           Belleview Avenue, Suite 200
                               Englewood, CO 80111
                                 (303) 779-5900
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928501303
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                1. Names of Reporting Persons
                   I.R.S. Identification Nos. of above persons (entities only).
                    Roger D. Hurst
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                2. Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                   (a) [ ]
                   (b) [ ] The Reporting Person disclaims membership in a group.
                           See Item 4.
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                3. SEC Use Only
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                4. Source of Funds (See Instructions)     PF, OO
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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [     ]
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                6. Citizenship or Place of Organization:
                    United States of America
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Number of       7. Sole Voting Power   1,145,482
Shares          ----------------------------------------------------------------
Beneficially    8. Shared Voting Power  -0-
Owned by        ----------------------------------------------------------------
Each            9. Sole Dispositive Power   1,145,482
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power  -0-
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                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                     1,145,482
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                12. Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) [     ]
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                13. Percent of Class Represented by Amount in Row (11)   13.0%*
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                14. Type of Reporting Person (See Instructions)     IN
*Assumes  that  all  of  the   outstanding   convertible   securities  of  Vitro
Diagnostics, Inc. are exercised or converted into shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER

                  This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 8100 Southpark Way, B-1, Littleton, Colorado 80120.

ITEM 2.  IDENTITY AND BACKGROUND

(a)        NAME:  Roger D. Hurst ("Hurst" or "Reporting Person").

(b)        ADDRESS: 1749 S. Peakview Dr., Castle Rock, CO 80104

(c)        OCCUPATION:  Hurst is the President of AspenBio, Inc.

(d)-(e) SANCTIONS: During the last five years, Hurst has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Hurst, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        CITIZENSHIP: Hurst is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Since the filing of Amendment No. 2 to Schedule 13D by Hurst, he has exercised options to purchase shares of Common Stock of the Company. The funds to exercise these options were the personal funds of Hurst as well as through cashless exercises.

ITEM 4.  PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Hurst for the purpose of investment. Mr. Hurst has no plans which relate to or would result in, any of the following:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however, that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

(j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of the filing of this Schedule, Hurst is deemed to beneficially own 1,145,482 shares of Common Stock of the Company, representing 13.0% of the stock of the Company on a fully-diluted basis. This includes Hurst's ownership of 1,132,096 shares of Common Stock in a personal capacity, and beneficial ownership of 13,386 shares of Common Stock held by Compion Management Services, Inc.

(b) Hurst has the sole power to vote and has sole dispositive right with regard to the 1,145,482 shares of Common Stock.

(c) On December 6, 2000, Hurst exercised options to acquire an aggregate of 15,303 shares of Common Stock in a cashless exercise of options previously granted to Hurst.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from the Common Stock of the Company identified in paragraph (a) of this Item.

(e) Hurst did not cease to be the beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Hurst and any other person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.

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
                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated the 13th of February, 2001.

                                                 /s/  Roger D. Hurst
                                                 -------------------------------
                                                 Name:  Roger D. Hurst